

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

William R. McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway,
Suite 300
Atlanta, Georgia 30328

> **Re: Atlanticus Holdings Corporation**
> **Form 10-Q for the Quarterly Period ended September 30, 2020**
> **Filed on November 13, 2020**
> **File No. 000-53717**

Dear Mr. McCamey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q filed November 13, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Definitions of Financial Operating and Statistical Measures, page 39

1.   We note your definition of Total Yield Ratio and Combined Gross Charge-off Ratio on page 39 and your discussion of Total Yield on Fair Value Receivables and Managed Receivables on page 35. We also note your response to comment 2 in your letter dated March 8, 2018 that going forward you would calculate average managed receivables in accordance with GAAP. Total Yield on Fair Value Receivables and Managed Receivables which are used in the calculation of your other ratios appear to exclude the impact of fair value for loans that are accounted for using the fair value option. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Please tell us how you considered whether these measures use an

individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please also tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for guidance on Non-GAAP Financial Measures which is available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551- 6524 or William Schroeder, Staff Accountant, at (202) 551-3294 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance